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EXHIBIT (12)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES                                                Sprint Corporation
(Unaudited)

                                                             Quarters Ended,                  Year-to-Date
                                                                June 30,                        June 30,
                                                     ---------------------------------------------------------------
                                                           2002            2001            2002            2001
--------------------------------------------------------------------------------------------------------------------
                                                                               (millions)
Earnings
   Income from continuing operations
     before income taxes                             $       70      $       99      $       307     $        22
   Capitalized interest                                     (27)            (44)             (59)            (88)
   Net losses in equity method
     investees                                               82              30              102              89
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Subtotal                                                    125              85              350              23
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Fixed charges
   Interest charges                                         426             354              778            705
   Interest factor of operating rents                       101              89              200            177
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Total fixed charges                                         527             443              978            882
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Earnings, as adjusted                                $      652      $      528      $     1,328     $      905
                                                     ---------------------------------------------------------------

Ratio of earnings to fixed charges                         1.24(1)        1.19              1.36(1)         1.03(2)
                                                     ---------------------------------------------------------------

  (1)Earnings, as adjusted, includes one-time charges of $201 million in the 2002 second quarter. This amount includes a $40 million gain from the sale of certain customer contracts and an investment write-down of $241 million. Excluding these one time charges, the ratio of earnings to fixed charges would have been 1.62 in the 2002 second quarter and 1.56 year-to-date.


  (2)Earnings, as adjusted, includes a nonrecurring gain of $14 million from investment activities in year-to-date 2001. Excluding this gain, the ratio of earnings to fixed charges would have been 1.01.

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  Note: The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before income taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.


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